SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended December 31, 1998.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  March 24, 1999

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             FOURTH QUARTER 1998

 (1) EUA Energy Investment Corporation Financial Statements for the fourth quarter 1998.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              December 31, 1998
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($9,879)
    Other Assets                                       927
          Total fixed Assets                        (8,952)
Current Assets:
    Cash and Temporary Cash Investments                 16
    Notes Receivable                                34,069
    Accounts Receivable                                425
    Prepayments and Other Assets                     1,139
          Total Current Assets                      35,649
TOTAL ASSETS                                       $26,697

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (24,204)
          Total Common Equity                      (24,203)
          Total Capitalization                     (24,203)
Current Liabilities:
    Notes Payable to Parent                         51,216
    Accounts Payable                                    86
    Accrued Interest                                   823
    Total Current Liabilities                       52,125
Accumulated Deferred Taxes                          (1,225)
TOTAL LIABILITIES AND EQUITY                       $26,697


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended December 31, 1998
                                  (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                112       480
    Depreciation & Amortization                7        22
    Taxes - Other                              4        16
    Income and Deferred Taxes               (342)     (902)
          Total Operating Expenses          (219)     (384)
Operating Income                             219       384
Other Income and Deductions               (1,157)   (3,053)
    Loss Before Interest Charges            (938)   (2,669)
Interest Charges:
    Interest Expense - Associated Companies  708     2,614
    Other Interest Expense                     1         4
          Total Interest Charges             709     2,618
Net Income (Loss)                        ($1,647)  ($5,287)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Twelve Months Ended December 31, 1998
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($5,287)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                (10,623)
        Accounts & Notes Payable                    13,484
        Accrued Expenses                               325
        Deferred Income Taxes                           37
        Other (Net)                                   (278)
       Net Cash (Used In) Operating Activities      (2,342)
Financing Activities:
    Long Term Debt                                  (2,136)
       Net Financing Activities                     (2,136)
Investing Activities:
    Investments in Subsidiaries                      4,492
    Net Cash Provided From Investing Activities      4,492
Cash Provided (Used)                                   $14


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             FOURTH QUARTER 1998

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3)  EUA Energy did not invest in R&D funding in the fourth quarter of 1998.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications